# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ibotta, Inc., CIK 0001538379
CUSIP: 451051106
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1400 16th Street, Suite 600, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 02/26/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002019322
Persons authorized to receive notices and communications: Koch, Inc., 4111 East 37th Street North, Wichita, Kansas (KS), 67220, (316) 828-8310

## Reporting persons
- KDT Ibotta Holdings, LLC (CIK 0002019322): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 4,389,129; shared voting power 0; sole dispositive power 4,389,129; shared dispositive power 0; aggregate amount beneficially owned 4,389,129 (20.7% of the class)
  Comment: The percentage presented in row 13 in the table above is calculated using 21,212,756 shares of Class A common stock, par value $0.00001 per share (the "Public Shares"), of Ibotta, Inc. (the "Issuer") outstanding as of January 31, 2026 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on February 26, 2026.
- Koch, Inc. (CIK 0002027344): type of reporting person: corporation (CO); citizenship or place of organization: Kansas (KS); source of funds: affiliate funds (AF); sole voting power 4,389,129; shared voting power 0; sole dispositive power 4,389,129; shared dispositive power 0; aggregate amount beneficially owned 4,389,129 (20.7% of the class)
  Comment: The amounts presented in rows 7, 9 and 11 in the table above represent 4,389,129 Public Shares held by KDT Ibota Holdings, LLC ("KDT Ibotta"). These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.'s indirect beneficial ownership of KDT Ibotta.
  
  The percentage presented in row 13 in the table above is calculated using 21,212,756 Public Shares outstanding as of January 31, 2026 as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on February 26, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Ibotta, Inc.
Address of issuer's principal executive offices: 1400 16th Street, Suite 600, Denver, Colorado (CO), 80202
Comment: Explanatory Note: This Initial Statement on Schedule 13D (this "Schedule 13D") relates to the shares of Class A common stock, par value $0.00001 per share (the "Public Shares"), of Ibotta, Inc., a Delaware corporation (the "Issuer"), held by the Reporting Persons (as defined below). The Reporting Persons previously filed an Initial Statement on Schedule 13G on April 29, 2024, as amended by Amendment No. 1 thereto filed on August 9, 2024 (as so amended, the "Schedule 13G"), reporting ownership of the same number of Public Shares as reported herein. This Scheule 13D is being filed because the Reporting Persons' beneficial ownership exceeded 20% solely as a result of a decrease in the outstanding Public Shares of the Issuer, and, pursuant to Rule 13d-1(f), the Reporting Persons no longer being able to continue to file a short-form statement on Schedule 13G under Rule 13d-1(c). The filing of this Schedule 13D does not reflect a change in the Reporting Person's purpose or intent in holding the Public Shares.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is jointly filed by KDT Ibotta Holdings, LLC ("KDT Ibotta"), Koch Disruptive Technologies, LLC ("KDT"), Koch Disruptive Technologies Holdings, LLC ("KDT Holdings"), Koch Investments Group, LLC ("KIG"), Koch Investments Group Holdings, LLC ("KIGH"), Koch Companies, LLC ("KCLLC"), and Koch, Inc. (each a "Reporting Person," and collectively, the "Reporting Persons").

KDT Ibotta is beneficially owned by KDT, KDT is beneficially owned by KDT Holdings, KDT Holdings is beneficially owned by KIG, KIG is beneficially owned by KIGH, KIGH is beneficially owned by KCLLC, and KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments.

Koch, Inc., KCLLC, KIGH, KIG, KDT Holdings and KDT may be deemed to beneficially own the Public Shares held by KDT Ibotta by virtue of (i) Koch, Inc.'s beneficial ownership of KCLLC, (ii) KCLLC's beneficial ownership of KIGH, (iii) KIGH's beneficial ownership of KIG, (iv) KIG's beneficial ownership of KDT Holdings, (v) KDT Holdings's beneficial ownership of KDT and (vi) KDT's beneficial ownership of KDT Ibotta.

The information contained in the Schedule 13D shall not be construed as an admission that any of KDT, KDT Holdings, KIG, KIGH, KCLLC or Koch, Inc. is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D.

The information set forth in Schedule A, filed as Exhibit 99.1 to this Schedule 13D, regarding the directors, managers and executive officers, as applicable, of each Reporting Person as of the date of this Schedule 13D is incorporated by reference in Item 2.
Residence or business address: The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220. The business address for each of the directors, managers and executive officers listed on Schedule A is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.
Present principal occupation or employment: KDT Ibotta is principally engaged in the business of investing in other companies. KDT is principally engaged in the business of investing in other companies. KDT Holdings is principally engaged as a holding company for KDT and investments in other companies. KIG is principally engaged as a holding company for Koch Equity. KIGH is principally engaged as a holding company for KIG. KCLLC is principally engaged as a holding company for KIGH. Koch, Inc. owns a diverse group of companies involved in manufacturing, agriculture, pulp and paper, packaging, consumer products, building materials, glass, automotive components, refining, renewable energy, chemicals and polymers, electronics, software, network solutions, health care technology, engineered technology, project services, recycling, supply chain and logistics, commodities trading, real estate, and investments. Set forth on Schedule A is the present principal occupation or employment of each of the directors, managers and executive officers, as applicable, of each Reporting Person as of the date hereof. The name and address of any corporation or other organization in which each such director's, manager's or executive officer's employment, as applicable, is conducted is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Each of KDT Ibotta, KDT, KDT Holdings, KIG, KIGH, and KCLLC is a Delaware limited liability company. Koch, Inc. is a privately-held Kansas corporation. All of the directors, managers and executive officers listed on Schedule A are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 4,389,129 Public Shares held by the Reporting Persons were acquired in connection with the Issuer's initial public offering (the "IPO") in which securities of the Issuer acquired prior to the IPO were automatically reclassified on a one-to-one basis into the Public Shares. To the extent applicable, the acquisitions of the pre-IPO securities were funded with the working capital of Koch Industries, Inc., the former ultimate parent of the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response set forth in Item 3 hereof is incorporated by reference in its entirety.

The Reporting Persons acquired the Public Shares for investment purposes. The Public Shares were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

The Reporting Persons review and manage their investment in the Issuer on a continuing basis, and may determine from time to time (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, or (2) to dispose of all or a portion of the securities of the Issuer owned by them.

The Reporting Persons view themselves as passive investors. This Schedule 13D is being filed as a result of the beneficial ownership of the Reporting Persons exceeding 20% of the outstanding Public Shares solely as a result of a decrease in the outstanding Public Shares of the Issuer resulting from certain stock repurchases by the Issuer. As a result of such increased ownership percentage, pursuant to Rule 13d-1(f), the Reporting Persons may no longer continue to file a short-form statement on Schedule 13G under Rule 13d-1(c), regardless of investment intent. Because the Issuer's chief executive officer and affiliated entities collectively hold a substantial majority of the voting power of the Issuer's capital stock (primarily as a result of their ownership of issued and outstanding shares of Class B common stock, par value $0.00001 per share ("Class B Shares"), which carry 20 votes per share), the Reporting Persons hold less than 10% of the combined voting power of the Public Shares and the Class B Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, each of KDT Ibotta, KDT, KDT Holdings, KIG, KIGH, KCLLC and Koch, Inc. may be deemed to own 4,389,129 Public Shares, representing approximately 20.7% of the outstanding Public Shares. The percentage of outstanding Public Shares held by the Reporting Persons is calculated using 21,212,756 Public Shares outstanding as of January 31, 2026 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on February 26, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, the Reporting Persons possess as indicated on the Cover Pages hereto sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Public Shares reported as deemed to be beneficially owned by such Reporting Persons in this Schedule 13D.
Transactions in the class effected during the past sixty days: Except as otherwise described in this Schedule 13D, no transactions in the Public Shares were effected by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Schedule A
99.2 - Joint Filing Agreement

## Signatures
- KDT Ibotta Holdings, LLC: /s/Nicholas R. Hoffman, Nicholas R. Hoffman, Secretary (04/02/2026)
- Koch, Inc.: /s/ Adam Fitzsimmons, Adam Fitzsimmons, Assistant Secretary (04/02/2026)